SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 01 July 2008

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Bank of Ireland Group

(The Governor and Company of the Bank of
Ireland
)

Total Voting Rights

In conformity with Regulation 20 of the Transparency (Directive 2004/109/EC) Regulations 2007, the issued share capital (with voting rights) of Bank of Ireland as at 30
June 2008 consists of 1,000,054
,
177
 units of Ordinary Stock of nominal value €0.64 each. Bank of Ireland also holds 26,171,502 units of Ordinary Stock in treasury, which do not carry voting rights.

The figure which should be used by stockholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bank of Ireland under the Transparency (Directive 2004/109/EC) Regulations 2007 is, therefore, 1,000,
054,177
.

1 July
 2008

Ends.

Contact:

John Clifford, Group Secretary +353 1 6043400

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 01 July 2008